Adastra Holdings Ltd.

(formerly Phyto Extractions Inc.)

Consolidated Financial Statements

For the years ended

December 31, 2021, 2020 and the eight months ended December 31, 2019

(Expressed in Canadian dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of

Adastra Holdings Ltd. (formerly Phyto Extractions Inc.)

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Adastra Holdings Ltd. (formerly Phyto Extractions Inc.) (the "Company"), as of December 31, 2021 and 2020, and the related consolidated statements of loss and comprehensive loss, changes in equity, and cash flows for the years ended December 31, 2021 and 2020 and eight months ended December 31, 2019, and the related notes (collectively referred to as the "financial statements").  In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years ended December 31, 2021, 2020, and eight months ended December 31, 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company had a working capital deficiency of $1,120,613 and had incurred losses since inception. These events and conditions indicate a material uncertainty exists that may cast significant doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatements of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company's auditor since 2019.

/s/ DAVIDSON & COMPANY LLP

Vancouver, Canada	Chartered Professional Accountants

May 2, 2022

ADASTRA HOLDINGS LTD. (formerly Phyto Extractions Inc.) Consolidated Statements of Financial Position As at December 31, 2021 and 2020 (Expressed in Canadian dollars)
	Note	2021	2020
		$	$
ASSETS
Current assets
Cash		744,541	1,145,461
Amounts receivable	7	1,497,812	972,680
Prepaid expenses and deposits	8	150,128	156,509
Inventory	9	1,828,173	1,421,237
		4,220,654	3,695,887

Long-term deposits	8	109,800	4,000
Property and equipment	10	9,774,966	10,037,063
Intangible assets	11	3,541,608	-
Goodwill	12	11,108,422	-

Total assets		28,755,450	13,736,950

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	13	1,829,025	1,147,964
Current portion of lease liability	14	10,688	-
Mortgage payable	15	3,501,554	2,442,830
		5,341,267	3,590,794

Deferred tax liability	19	960,000	-
Lease liability	14	21,467	-
Government loan	3(h)	60,000	60,000

Total liabilities		6,382,734	3,650,794

EQUITY
Share capital	17	41,964,446	15,822,152
Shares to be cancelled	6, 17	(12,000,000)	-
Reserves		6,336,019	5,441,814
Deficit		(13,927,749)	(11,177,810)

Total equity		22,372,716	10,086,156

Total liabilities and equity		28,755,450	13,736,950

Nature of operations and going concern (Note 1)

Commitments and contingencies (Note 22)

Subsequent events (Note 24)

Approved on behalf of the Board of Directors on May 02, 2022:

"Michael Forbes"	"Paul Morgan"
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

ADASTRA HOLDINGS LTD. (formerly Phyto Extractions Inc.)
Consolidated Statements of Loss and Comprehensive Loss
For the years ended December 31, 2021, 2020, and the eight months ended December 31, 2019
(Expressed in Canadian dollars, except number of shares)

	Note	2021	2020	2019
		$	$	$
Revenue		5,628,616	2,499,355	-
Cost of sales	9, 10	(3,684,925)	(1,713,774)	-
Gross profit		1,943,691	785,581	-

Operating expenses
Advertising and promotion		455,090	749,258	56,817
Automobile expenses		4,741	-	-
Data program expenses		288,804	-	-
Depreciation and amortization	10, 11	272,616	92,700	78,172
Insurance		102,391	69,294	18,820
Office expenses		323,778	227,271	179,938
Professional fees and consulting	18	585,908	704,297	447,784
Provision for expected credit losses	7	134,083	-	-
Rent		-	-	10,806
Research expenses		89,268	181,750	-
Share-based payments	17	890,523	5,332,500	-
Travel		59,617	4,029	20,273
Wages and salaries		1,128,610	526,327	302,513
Write-down of inventory	9	-	63,169	-
Total operating expenses		4,335,429	7,950,595	1,115,123

Loss from operations		(2,391,738)	(7,165,014)	(1,115,123)

Other income (expense)
Accretion expense		-	(58,405)	(13,259)
Gain on settlement of accounts payable		53,396	-	-
Interest expense	14, 15, 16	(276,597)	(399,248)	(227,955)
Interest income		-	8,303	7,764
Listing expense	4	-	-	(1,309,384)
Loss on disposal of capital assets	10	(150,000)	-	-
Realized loss on marketable securities		-	(1,500)	-

Loss before income taxes		(2,764,939)	(7,615,864)	(2,657,957)

Income tax expense	19	(16,000)	-	-
Deferred income tax recovery	19	31,000	-	-

Net loss and comprehensive loss		(2,749,939)	(7,615,864)	(2,657,957)

Net loss per share
Basic and diluted		(0.05)	(0.19)	(0.10)

Weighted average number of common shares outstanding
Basic and diluted		50,225,704	39,695,235	27,495,882

The accompanying notes are an integral part of these consolidated financial statements.

ADASTRA HOLDINGS LTD. (formerly Phyto Extractions Inc.) Consolidated Statements of Changes in Equity (Expressed in Canadian dollars, except number of shares)
	Common shares	Share capital	Shares to be cancelled	Debenture reserves	Reserves	Deficit	Total equity
	#	$	$	$	$	$	$
May 1, 2019	27,046,111	4,614,000	-	-	-	(903,989)	3,710,011
Convertible debenture - pre-RTO	-	-	-	298,461	-	-	298,461
Shares issued pursuant to the reverse acquisition	7,218,678	1,082,802	-	-	-	-	1,082,802
Shares issued pursuant to the private placement	1,964,152	2,651,605	-	-	-	-	2,651,605
Loss the period	-	-	-	-	-	(2,657,957)	(2,657,957)
December 31, 2019	36,228,941	8,348,407	-	298,461	-	(3,561,946)	5,084,922
Convertible debentures - settlement	2,532,140	3,418,390	-	(298,461)	70,814	-	3,190,743
Units issued for cash	3,882,667	3,494,400	-	-	-	-	3,494,400
Share issue cost	-	(60,100)	-	-	38,500	-	(21,600)
Shares issued for cash - warrants	42,967	77,340	-	-	-	-	77,340
Shares issued - services	156,894	131,791	-	-	-	-	131,791
Shares issued - debt settlement	490,491	411,924	-	-	-	-	411,924
Share-based payment	-	-	-	-	5,332,500	-	5,332,500
Loss for the year	-	-	-	-	-	(7,615,864)	(7,615,864)
December 31, 2020	43,334,100	15,822,152	-	-	5,441,814	(11,177,810)	10,086,156
Shares issued on acquisition of PerceiveMD	2,513,720	2,010,976	-	-	-	-	2,010,976
Shares issued on acquisition of Phyto BrandCo	20,000,000	24,000,000	(12,000,000)	-	-	-	12,000,000
Shares issued pursuant to the private placement	122,727	131,318	-	-	3,682	-	135,000
Share-based payments	-	-	-	-	890,523	-	890,523
Loss for the year	-	-	-	-	-	(2,749,939)	(2,749,939)
December 31, 2021	65,970,547	41,964,446	(12,000,000)	-	6,336,019	(13,927,749)	22,372,716

The accompanying notes are an integral part of these consolidated financial statements.

ADASTRA HOLDINGS LTD. (formerly Phyto Extractions Inc.)
Consolidated Statements of Cash Flows
For the years ended December 31, 2021, 2020, and the eight months ended December 31, 2019
(Expressed in Canadian dollars)

	2021	2020	2019
	$	$	$
Operating activities
Net loss for the year	(2,749,939)	(7,615,864)	(2,657,957)
Adjustments for non-cash items:
Depreciation and amortization	272,616	92,700	78,172
Depreciation - cost of sales	825,783	479,490	-
Services paid in shares	-	131,791	-
Provision for expected credit losses	134,083	-	-
Share-based payments	890,523	5,332,500	-
Accretion	-	58,405	13,259
Gain on settlement of accounts payable	(53,396)	-	-
Interest expense	276,597	390,251	227,955
Interest income	-	(8,303)	(7,764)
Listing expense	-	-	1,309,384
Loss on disposal of capital assets	150,000	-	-
Realized loss on marketable securities	-	1,500	-
Deferred income tax recovery	(31,000)	-	-

Net change in non-cash working capital items:
Amounts receivable	(344,914)	(668,972)	(461,167)
Prepaid expenses and deposits	(99,419)	950	-
Marketable securities	-	-	(1,500)
Inventory	(406,936)	(1,421,237)	-
Accounts payable and accrued liabilities	81,909	419,069	66,174
Cash used in operating activities	(1,054,093)	(2,807,720)	(1,433,444)

Financing activities
Proceeds on private placement of units, net of share issue costs	135,000	3,472,800	2,651,605
Proceeds from warrants exercise	-	77,340	-
Proceeds from mortgage renegotiation, net of transaction costs	992,877	-	-
Borrowing costs mortgage	-	(18,345)	-
Interest paid - mortgage	(208,537)	(196,699)	(134,530)
Interest paid - lease liability	(846)	-	-
Principal repaid - lease liability	(2,510)	-	-
Proceeds from convertible debenture	-	-	3,177,000
Proceeds from loan	-	60,000	-
Cash provided by financing activities	915,984	3,395,096	5,694,075

Investing activities
Consideration paid on acquisition of Perceive MD	(10,000)	-	-
Cash received from the acquisition of PerceiveMD	26,302	-	-
Cash received from the acquisition of Phyto BrandCo Ltd.)	301,966	-	-
Cash received from the reverse acquisition	-	-	111,496
Purchases of property and equipment	(581,079)	(1,827,044)	(4,365,559)
Interest income	-	8,303	7,764
Cash used in investing activities	(262,811)	(1,818,741)	(4,246,299)

Net increase (decrease) in cash	(400,920)	(1,231,365)	14,332
Cash, beginning of year	1,145,461	2,376,826	2,362,494
Cash, end of year	744,541	1,145,461	2,376,826

Supplemental cash flow information (Note 20)

The accompanying notes are an integral part of these consolidated financial statements.

ADASTRA HOLDINGS LTD. (formerly Phyto Extractions Inc.)
Notes to the Consolidated Financial Statements
December 31, 2021, 2020 and the eight months ended December 31, 2019
(Expressed in Canadian dollars, except number of shares)

NOTE 1 - NATURE OF OPERATIONS AND GOING CONCERN

Adastra Holdings Ltd. (formerly Phyto Extractions Inc.) (the "Company") was incorporated under the laws of the province of British Columbia on October 14, 1987. The Company is an extraction and processing solutions company. The Company's mission is to develop and deploy large-scale cannabis and hemp extraction technologies and provide turn-key processing solutions to help licensed standard and micro-cultivators maximize the value of every harvest. The Company is listed on the Canadian Securities Exchange ("CSE") under the symbol "XTRX". The Company's registered and records office is 5451 275th Street, Langley City, British Columbia, V4W 3X8.

On October 19, 2019, Health Canada issued an Analytical testing license on the Company's facility to Chemia Analytics Inc., ("Chemia"). Chemia is a wholly owned subsidiary of the Company. On March 13, 2020, Health Canada issued a Standard Processing License to the Company's facility to Adastra labs Inc., ("Labs"). Labs is a wholly owned subsidiary of the Company.

On December 20, 2019, Arrowstar Resources Ltd. ("Arrowstar") acquired all of the issued and outstanding common shares of Adastra Labs Holdings (2019) Ltd. ("Adastra") a private British Columbia cannabis extraction and processing solutions company incorporated on June 18, 2018. The acquisition was completed by entering into a share exchange agreement whereby the parties completed a business combination by way of a transaction that constituted a reverse takeover ("RTO") of the Company by Adastra (the "Transaction"). The Transaction was accounted for as an RTO of Arrowstar by Adastra for accounting purposes, with Adastra being identified as the accounting acquirer, and accordingly, these financial statements are a continuation of Adastra. The net assets of Arrowstar at the date of the RTO are deemed to have been acquired by Adastra (note 4). These consolidated financial statements include the results of operations of Arrowstar since December 20, 2019. The comparative figures are those of Adastra prior to the RTO. At the time of the transaction the Company changed its fiscal year end from April 30 to December 31.

On April 9, 2021, the Company consolidated its issued share capital on a ratio of three (3) old common shares for every one (1) new post-consolidated common share. All current and comparative references to the number of common shares, weighted average number of common shares, loss per share, stock options and warrants have been restated to give effect to this share consolidation.

On August 10, 2021, the Company completed the acquisition of all of the issued and outstanding shares of 1225140 B.C. Ltd., doing business as PerceiveMD ("PerceiveMD") from the shareholders of PerceiveMD, pursuant to the terms of a share purchase agreement dated August 10, 2021 (see note 5).

On September 1, 2021, the Company changed its name to Adastra Holdings Ltd. (formerly Phyto Extractions Inc.). Trading of the Company's common shares resumed under the new name and under the same ticker symbol "XTRX" on the Canadian Securities Exchange as market opened on September 1, 2021. Prior to this on April 9, 2021 the Company changed its name from Adastra Labs Holdings Ltd. to Phyto Extractions Inc. and on December 19, 2019 from Arrowstar Resources Ltd to Adastra Labs Holdings Ltd.

On September 15, 2021, the Company completed its previously-announced acquisition of privately held 1204581 B.C. Ltd., doing business as Phyto Extractions ("Phyto BrandCo"), the owner of the intellectual property rights for the Phyto Extractions brand (see note 6).

These consolidated financial statements ("financial statements) are prepared on the basis that the Company will continue as a going concern, which assumes that the Company will be able to continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of operations. These financial statements do not include any adjustments relating to the recoverability and classification of assets and liabilities that might be necessary should the Company be unable to continue in existence. The Company's ability to continue as a going concern is dependent on its ability to generate positive cash flows from operations, complete additional financings, and/or extend or modify its mortgage payable (note 15).

ADASTRA HOLDINGS LTD. (formerly Phyto Extractions Inc.)
Notes to the Consolidated Financial Statements
December 31, 2021, 2020 and the eight months ended December 31, 2019
(Expressed in Canadian dollars, except number of shares)

NOTE 1 - NATURE OF OPERATIONS AND GOING CONCERN (continued)

As at December 31, 2021, the Company had a working capital deficiency of $1,120,613 (December 31, 2020 - working capital surplus of $105,093) and incurred a net loss of $2,749,939 for the year ended December 31, 2021 (2020 - $7,615,864, the eight months ended December 31, 2019 - $2,657,957). These events and conditions indicate a material uncertainty exists that may cast significant doubt on the Company's ability to continue as a going concern. If the going concern assumption were not appropriate for these financial statements, it could be necessary to restate the Company's assets and liabilities on a liquidation basis.

NOTE 2 - BASIS OF PRESENTATION

(a) Statement of compliance

These financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and interpretations of the International Financial Reporting Interpretations Committee ("IFRIC"). These consolidated financial statements were approved by the Board of Directors and authorized for issue on May 02, 2022.

(b) Basis of measurement

These financial statements have been prepared on a historical cost basis except for those financial instruments which have been classified at fair value through profit or loss. In addition, except for cash flow information, these financial statements have been prepared using the accrual method of accounting.

All amounts on these financial statements are presented in Canadian dollars which is the functional currency of the Company and its subsidiaries.

(c) Reclassification of prior amounts

The Company has reclassified certain items on the consolidated statements of cash flows to conform with current year presentation.

(d) Principles of consolidation

These financial statements include the financial information of the Company and its subsidiaries. All intercompany transactions and balances are eliminated on consolidation. Control exists where the parent entity has power over the investee and is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. These consolidated financial statements incorporate the accounts of the Company and the following subsidiaries:

	Functional currency	Ownership percentage
Adastra Labs Holdings (2019) Ltd. (formerly Adastra Labs Holdings Ltd.)	CAD	100%
Adastra Labs Inc.	CAD	100%
1178562 B.C. Ltd.	CAD	100%
Adastra Brands Inc.	CAD	100%
Chemia Analytics Inc.	CAD	100%
1225140 B.C. Ltd (PerceiveMD)	CAD	100%
1204581 B.C. Ltd. (Phyto BrandCo)	CAD	100%

Subsidiaries are entities controlled by the Company and are included in the financial statements from the date that control commences until the date that control ceases. The accounting policies of subsidiaries are changed where necessary to align them with the policies adopted by the Company.

ADASTRA HOLDINGS LTD. (formerly Phyto Extractions Inc.)
Notes to the Consolidated Financial Statements
December 31, 2021, 2020 and the eight months ended December 31, 2019
(Expressed in Canadian dollars, except number of shares)

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

(a) Significant accounting judgements and key sources of estimate uncertainty

The preparation of financial statements requires management to make judgements, and estimates that affect the application of accounting policies and the reported amounts of assets and liabilities, revenues and expenses. Management continually evaluates these judgements, estimates and assumptions based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results may differ from these estimates and judgements which may cause a material adjustment to the carrying amounts of assets and liabilities.

The areas which require management to make critical judgments include:

Going concern

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The assessment of the Company's ability to source future operations and continue as a going concern involves judgment. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. If the going concern assumption were not appropriate for the financial statements, then adjustments to the carrying value of assets and liabilities, the reported expenses and the statement of financial position would be necessary.

Impairment of property and equipment

Property and equipment are reviewed for impairment at each reporting period end or whenever events or changes in circumstances indicate that the carrying amount of an asset exceeds its recoverable amount. The recoverable amount of an asset is the higher of its fair value, less costs to sell, and its value in use. If the carrying amount of an asset exceeds its recoverable amount, an impairment charge is recognized immediately in profit or loss by the amount by which the carrying amount of the asset exceeds the recoverable amount. If an impairment loss subsequently reverses, the carrying amount of the asset is increased to the lesser of the revised estimate of recoverable amount, and the carrying amount that would have been recorded had no impairment loss been recognized previously.

Assessment of the transactions as asset acquisitions or business combinations

Determination of whether a set of assets acquired and liabilities assumed constitute the acquisition of a business or asset requires the Company to make certain judgments as to whether or not the assets acquired and liabilities assumed include the inputs, processes and outputs necessary to constitute a business as defined in IFRS 3 - Business Combinations. If an acquired set of assets and liabilities includes goodwill, the set is presumed to be a business. The values assigned to common shares and the allocation of the purchase price to the net assets in the acquisition are based on numerous estimates and judgements of the relative fair values of net assets.

Business combinations

Judgement was used in determining whether the acquisitions of PerceiveMD and Phyto BrandCo were a business combination or an asset acquisition. Estimates were made as to the fair value of assets and liabilities acquired. In certain circumstances, such as the valuation of equipment, intangible assets and goodwill acquired, the Company may rely on independent third-party valuators. The Company measured all the assets acquired and liabilities assumed at their acquisition-date fair values. The excess of the consideration paid over the acquisition-date fair values of the net assets acquired, was recognized as goodwill as of the acquisition date in business combination.

ADASTRA HOLDINGS LTD. (formerly Phyto Extractions Inc.)
Notes to the Consolidated Financial Statements
December 31, 2021, 2020 and the eight months ended December 31, 2019
(Expressed in Canadian dollars, except number of shares)

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (continued)

In a business combination, all identifiable assets and liabilities acquired are recorded at their fair values, including the total consideration paid by the Company. One of the most significant estimates relates to the determination of the fair value of these assets and liabilities including assessing the fair value of any identifiable intangible assets. For any intangible asset identified, due to the complexity of determining its fair value, an independent valuation expert may be engaged to measure the fair value, using appropriate valuation techniques, which are generally based on a forecast of the total expected future net cash flows. The evaluations are linked closely to the assumptions made by management regarding the future performance of the assets concerned and any changes in the discount rate applied. For any form of consideration paid by the Company, depending on the type of consideration paid and the complexity of determining its fair value, an independent valuation expert may be engaged to measure the fair value. In the event that there is contingent consideration in an acquisition management makes assumptions as to the probability of the consideration being paid.

The information about significant areas of estimation uncertainty considered by management in preparing these financial statements is as follows:

COVID-19 estimation uncertainty

The coronavirus pandemic continues to have global impacts on workforces, economies, and financial markets. It is not possible for the Company to predict the duration or magnitude of any adverse effects that the pandemic may have on the Company's business or ability to raise funds. As of the date of these financial statements, COVID-19 has had minimal impact on the Company's ability to conduct its operations but may impact the Company's ability to raise funding should restrictions related to COVID-19 be expanded in scope.

Inventory

The Company reviews the net realizable value of, and demand for, its inventory regularly to provide assurance that recorded inventory is stated at the lower of cost or net realizable value. Factors that could impact estimated demand and selling prices include competitor actions, supplier prices and economic trends.

Useful lives and depreciation of property and equipment and intangible assets

The depreciation methods and useful lives reflect the pattern in which management expects the assets' future economic benefits to be consumed by the Company. Judgments are required in determining these expected useful lives.

Goodwill impairment

Goodwill acquired in a business combination is reviewed for impairment at each reporting period end or whenever events or changes in circumstances indicate that the carrying amount of the underlying goodwill exceeds its recoverable amount of the associated CGU. The recoverable amount of a CGU is the estimate of future cashflows generated by the CGU, based on management's assumptions. If the carrying amount of goodwill exceeds the recoverable amount of the CGU, an impairment charge is recognized immediately in profit or loss by the amount by which the carrying amount of the goodwill exceeds the recoverable amount.

Valuation of receivables

The Company recognizes an impairment loss allowance for expected credit losses on trade accounts receivable using a probability-weighted estimate of credit losses.  In its assessment, management estimates the expected credit losses based on actual credit loss experience and informed credit assessment, taking into consideration forward-looking information.  If actual credit losses differ from estimates, future earnings would be affected.

ADASTRA HOLDINGS LTD. (formerly Phyto Extractions Inc.)
Notes to the Consolidated Financial Statements
December 31, 2021, 2020 and the eight months ended December 31, 2019
(Expressed in Canadian dollars, except number of shares)

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (continued)

Valuation of share-based compensation

The Company uses the Black-Scholes option pricing model for valuation of share-based compensation. Option pricing models require the input of subjective assumptions including expected price volatility, risk-free interest rate, and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company's earnings and equity reserves.

Income taxes

In assessing the probability of realizing income tax assets, management makes estimates related to expectation of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified.

(b) Cash

Cash is comprised of deposits in financial institutions, and cash on hand.

(c) Inventory

Inventory is valued at the lower of cost and net realizable value. Cost of cannabis and hemp biomass is comprised of initial third-party acquisition costs, plus analytical testing costs. The Company uses the weighted average costing method to cost extracted cannabis and hemp oil inventory, costs comprised of initial acquisition cost of the biomass and all direct and indirect processing costs including labor related costs, consumables, materials, packaging supplies, utilities, facility costs, analytical testing costs, and production related depreciation. Net realizable value is determined as the estimated selling price in the ordinary course of business less the estimated cost of completion and the estimated costs necessary to make the sale. Packaging and supplies are initially valued at cost and subsequently at the lower of cost and net realizable value.

(d) Property and Equipment

Property and equipment is measured at cost less accumulated depreciation and impairment losses. The cost of an item of property and equipment consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. No depreciation is recorded in the year of disposal.

Depreciation is recognized over the following terms, intended to depreciate the cost of property and equipment, less its residual values if any, over its estimated useful lives:

Furniture and equipment 20% declining balance

Leasehold improvements  10 years straight line

Buildings  20 years straight line

Extraction equipment 20% declining balance

Laboratory equipment 20% declining balance

Computer software 20% declining balance

Right-of-use assets 4 years straight line over the lease term

Cost includes expenditures that are directly attributable to the acquisition of the asset. Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost can be measured reliably. Repairs and maintenance costs are charged to profit or loss during the period they are incurred. Any gain or loss on the disposal or retirement of equipment is recognized in profit or loss.

ADASTRA HOLDINGS LTD. (formerly Phyto Extractions Inc.)
Notes to the Consolidated Financial Statements
December 31, 2021, 2020 and the eight months ended December 31, 2019
(Expressed in Canadian dollars, except number of shares)

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (continued)

(e) Intangible assets

Intangible assets represent trademarks and patient relationships acquired from business acquisitions.

Intangible assets with finite lives are measured at cost less accumulated amortization and impairment losses. Intangible assets are amortized on a straight-line basis over their estimated useful lives. Useful lives, residual values, and amortization methods for intangible assets with finite useful lives are reviewed at least annually.

At the end of each reporting period, the Company reviews the carrying amounts of its intangible asset to determine whether there is any indication of impairment. Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment at least annually, and whenever there is an indication that the asset may be impaired. Recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. If the recoverable amount is less than the carrying amount, the carrying amount of the asset is reduced to its recoverable amount and an impairment loss is recognized immediately in profit or loss.

When an impairment subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been previously recognized. A reversal of an impairment loss is recognized immediately in profit or loss. An intangible asset is derecognized on disposal, or when no future economic benefits are expected from use or disposal. Gains or losses arising from derecognition of an intangible asset are recognized in profit or loss when the asset is derecognized.

The Company's intangible assets are comprised of trademarks and patient relationships which are amortized over their useful lives:

Trademarks 10 years straight line

Patient relationships  5 years straight line

(f) Goodwill

The Company allocates goodwill arising from business combinations to each cash generating unit ("CGU") or group of CGUs that are expected to receive the benefits from the business combination. The carrying amount of the CGU or group of CGUs to which goodwill has been allocated is tested annually for impairment or when there is an indication that the goodwill may be impaired. Any impairment is recognized as an expense immediately. Should there be a recovery in the value of a CGU, any impairment of goodwill previously recorded is not subsequently reversed.

(g) Leases liabilities

Leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Company. Assets and liabilities arising from a lease are initially measured on a present value basis. Right-of-use assets are measured at cost comprising the following:

• the amount of the initial measurement of lease liability;

• any lease payments made at or before the commencement date less any lease incentives received;

• any initial direct costs; and

• restoration costs

ADASTRA HOLDINGS LTD. (formerly Phyto Extractions Inc.)
Notes to the Consolidated Financial Statements
December 31, 2021, 2020 and the eight months ended December 31, 2019
(Expressed in Canadian dollars, except number of shares)

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company assesses whether a contract is or contains a lease, at inception of a contract. The Company recognizes a right-of-use asset and a corresponding lease liability with respect to all lease agreements in which it is the lessee. The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the Company uses its incremental borrowing rate.

The lease liability is subsequently measured by increasing its carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect lease payments made. The right-of-use asset is depreciated over the shorter of the lease term and the useful life of the underlying asset. The Company applies IAS 36 - Impairment of Assets, to determine whether the asset is impaired and account for any identified impairment loss.

As a practical expedient, IFRS 16 permits a lease not to separate non-lease components, and instead account for any lease and associated non-lease components as a single arrangement. The Company has not used this practical expedient, and accordingly allocates the consideration in the contract to lease and non-lease components based on the stand-alone price of the lease component and aggregate stand-alone price of the non-lease components.

Variable rents that do not depend on an index or rate are not included in the measurement of the lease liability and the right-of-use asset. The related payments are recognized as an expense in the period in which the event or condition that triggers those payments occurs and are presented as such in profit or loss.

Recognition exemptions

The Company has elected not to recognize the ROU asset and lease obligations for short-term leases that have a lease term of 12 months or less or for leases of low-value assets. Payments associated with these leases are recognized as general and administrative expense on a straight-line basis over the lease term on the consolidated statement of loss and comprehensive loss.

(h) Government assistance

Government grants and assistance are recognized as a reduction in the related expense in the period in which the grant or assistance become receivable on all conditions, if any, have been satisfied.

During the year ended December 31, 2020, the Company qualified for a government-guaranteed bank loan of $60,000 which is interest-free. If the balance of the loan is repaid on or before December 31, 2022, 25% will not have to be repaid ($15,000).  Funds can be used to pay non-deferrable operating expenses including payroll. As at December 31, 2021, the principal of $60,000 is outstanding (December 31, 2020 - $60,000).

(i) Share capital

Common shares are classified as shareholders' equity. Transaction costs directly attributable to the issue of common shares are recognized as a deduction from shareholders' equity. Common shares issued for consideration other than cash, are valued based on their market value at the date the shares are issued.

Company has adopted a residual value method with respect to the measurement of warrants attached to private placement units. The residual value method first allocates value to the more easily measurable component based on fair value and then the residual value, if any, to the less easily measurable component. The Company considers the fair value of common shares issued in the private placements to be the more easily measurable component. The balance, if any, is allocated to the attached warrants. Any fair value attributed to the warrants is recorded as warrant reserve.

ADASTRA HOLDINGS LTD. (formerly Phyto Extractions Inc.)
Notes to the Consolidated Financial Statements
December 31, 2021, 2020 and the eight months ended December 31, 2019
(Expressed in Canadian dollars, except number of shares)

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (continued)

(j) Financial instruments

All financial instruments are recognized initially at fair value on the date at which the Company becomes a party to the contractual provisions of the instrument.

Classification and measurement of financial assets and liabilities

A financial asset is classified as measured at: amortized cost, fair value through other comprehensive income ("FVOCI") or fair value through profit or loss ("FVTPL"). The classification of financial assets is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. Derivatives embedded in contracts where the host is a financial asset in the scope of the standard are never separated. Instead, the hybrid financial instrument as a whole is assessed for classification.

The Company classifies its financial instruments in the following categories based on the purpose for which the asset was acquired: FVTPL, amortized cost and FVOCI. The Company's financial assets and financial liabilities are classified and measured as follows:

Asset/Liability	Classification
Cash	FVTPL
Amounts receivable	Amortized cost
Deposits	FVTPL
Accounts payable and accrued liabilities	Amortized cost
Mortgage payable	Amortized cost
Lease liability	Amortized cost
Government loan	Amortized cost

Impairment

An 'expected credit loss' ("ECL") model applies to financial assets measured at amortized cost. The Company's receivables and deposits are measured at amortized cost and are therefore subject to the ECL model.

Financial assets, other than those classified at FVTPL, are assessed for indicators of impairment at each reporting date. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset (a "loss event"), and that loss event has an impact on the estimated future cash flows of that asset.  Objective evidence may include significant financial difficulty of the debtor/obligor and/or delinquency in payment. When impairment has occurred, the cumulative loss is recognized in profit or loss.

For financial assets carried at amortized cost, the amount of the impairment loss recognized is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the financial asset's original effective interest rate.  Impairment losses may be reversed in subsequent periods.

(k) Revenue

Cannabis concentrate sales

Cannabis concentrate sales revenue, earned under fee for service agreements, is recognized at a point in time when the Company is considered to have satisfied its performance obligations. The performance obligations are considered satisfied once all of the following have been met: (i) the manufacturing process (services) are complete; (ii) regulatory quality assurance, and customer quality assurance specifications (acceptance of the finished goods) have been met; and (iii) when the transaction price can be reliably measured in instances of variable consideration or non-monetary consideration.

ADASTRA HOLDINGS LTD. (formerly Phyto Extractions Inc.)
Notes to the Consolidated Financial Statements
December 31, 2021, 2020 and the eight months ended December 31, 2019
(Expressed in Canadian dollars, except number of shares)

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (continued)

At times, the Company may enter into contracts with customers where payment for the services provided by the Company is in the form of retention of a certain portion of the finished goods. In such instances, the consideration amount is variable and it's determined based on fair market values for the same or similar goods. As fair market values are readily available for cannabis concentrate, the level of estimation uncertainty is limited.

Revenues are recorded net of discounts but inclusive of freight in the sale of goods. Once the customer has accepted the finished goods, the Company has no obligations for returns, refunds, warranties or similar obligations.

Revenue from the sale of cannabis biomass and oil is recognized at a point in time when the Company has satisfied the performance obligations under the customer contracts. Revenue from toll processing and white label manufacturing, under fee for service agreements, is recognized over time under the customer contracts.

Consulting revenue

MSP remittance revenue is received from the provincial government of British Columbia for providing medical assessments and consultations to British Columbian residents under the Medical Services Plan ("MSP"). MSP remittance revenue is recognized at the point of service, being the provision of the consultation by the licensed physician.

Referral revenue (educational service fees) is earned under referral agreements with licensed producers ("LP's") of medical cannabis in Canada, duly licensed in accordance with the Cannabis Act. Under the agreements, LP's pay the Company an educational service fee of 20% of the gross revenue they receive from sales of all products purchased by customers who have been referred by the Company, including medicinal cannabis and any oils, derivatives, compounds, or other related products.

Licensing revenue

Licensing revenue is a royalty arrangement whereby the Company recognizes revenue from the licensing of its intellectual property for the sale of consumer packaged goods ("CPG") by a third party (the "Licensee"). The Company recognizes revenue as a percentage of the Licensee's gross revenue when the Licensee sells and delivers products to their customers.

(l) Cost of sales

Cost of sales represents costs directly related to manufacturing and distribution of the Company's products and services. Primary costs include raw materials, packaging, direct labor, overhead, shipping and the depreciation of production equipment and facilities. Manufacturing overhead and related expenses include salaries, wages, employee benefits, utilities, maintenance and property taxes. The Company recognizes the cost of sales as the associated revenue is recognized.

(m) Share-based payment transactions

The Company has a stock option plan that provides for the granting of options to Officers, Directors, related company employees and consultants to acquire shares of the Company. The fair value of the options is measured on grant date and is recognized as an expense with a corresponding increase in reserves as the options vest.

Options granted to employees and others providing similar services are measured at grant date at the fair value of the instruments issued.  Fair value is determined using the Black-Scholes option pricing model taking into account the terms and conditions upon which the options were granted.  The amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest.  Each tranche in an award with graded vesting is considered a separate grant with a different vesting date and fair value. Each grant is accounted for on that basis.

ADASTRA HOLDINGS LTD. (formerly Phyto Extractions Inc.)
Notes to the Consolidated Financial Statements
December 31, 2021, 2020 and the eight months ended December 31, 2019
(Expressed in Canadian dollars, except number of shares)

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (continued)

Options granted to non-employees are measured at the fair value of the goods or services received, unless that fair value cannot be estimated reliably, in which case the fair value of the equity instruments issued is used.  The value of the goods or services is recorded at the earlier of the vesting date, or the date the goods or services are received.

Over the vesting period, share-based payments are recorded as an operating expense and as an increase in reserves.  When options are exercised the consideration received is recorded as share capital and the related share-based payments originally recorded as reserves are transferred to share capital.  When an option is cancelled or expires, the initial recorded value is reversed from reserves and credited to deficit.

(n) Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence, related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

(o) Impairment of non-financial assets

The carrying amount of the Company's long-lived assets is reviewed for an indication of impairment at the end of each reporting period. If an indication of impairment exists, the Company makes an estimate of the asset's recoverable amount. Individual assets are grouped for impairment assessment purposes at the lowest level at which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets (cash generating units "CGU").  The recoverable amount of an asset group is the higher of its fair value less costs to sell and its value in use.  In assessing value in use, the estimated future cash flows are adjusted for the risks specific to the CGU and are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money.

Where the carrying amount of an asset group exceeds its recoverable amount, the CGU is considered impaired and is written down to its recoverable amount.  Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of CGUs are allocated to reduce the carrying amounts of the assets in the CGU on a pro rata basis.

An assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset's recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation, if no impairment loss had been recognized.

(p) Income taxes

Income tax comprises current and deferred income taxes. Current income tax and deferred income tax are recognized in profit or loss, except to the extent that they relate to items recognized directly in shareholders' equity.

Current income tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the reporting date, adjusted for any amendments to tax payable in respect of previous years.

ADASTRA HOLDINGS LTD. (formerly Phyto Extractions Inc.)
Notes to the Consolidated Financial Statements
December 31, 2021, 2020 and the eight months ended December 31, 2019
(Expressed in Canadian dollars, except number of shares)

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (continued)

Deferred income tax is provided for, based on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and recognized only to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

(q) Loss per share

Basic loss per common share is calculated by dividing the loss attributed to shareholders for the period by the weighted average number of common shares outstanding in the period. Diluted loss per common share is calculated by adjusting the weighted average number of common shares outstanding to assume conversion of all dilutive potential common shares. Diluted loss per share is equal to basic loss per share for the periods presented as the effect would be anti-dilutive.

(r) Standards issued but not yet effective

Certain pronouncements have been issued by the IASB or IFRIC that are effective for accounting periods beginning on or after January 1, 2022. The Company has reviewed these updates and determined that many of these updates are not applicable or consequential to the Company and have been excluded from discussion within these significant accounting policies.

NOTE 4 - REVERSE ACQUISITION

On December 20, 2019, Arrowstar and Adastra completed the Transaction which constituted a reverse acquisition.

The Transaction resulted in the shareholders of Adastra obtaining control of the combined entity by obtaining control of the voting rights, governance and management decision making processes, and the resulting power to govern the financial and operating policies of the combined entity.

The transaction constitutes an RTO of Arrowstar by Adastra and has been accounted for as a reverse acquisition transaction in accordance with the guidance provided in IFRS 2 - Share-based payments. As Arrowstar did not qualify as a business according to the definition in IFRS 3, the RTO does not constitute a business combination; rather it is treated as an issuance of common shares by Adastra for the net assets of Arrowstar and Arrowstar's public listing, with Adastra as the continuing entity. Accordingly, no goodwill was recorded with respect to the transaction as it does not constitute a business combination.

ADASTRA HOLDINGS LTD. (formerly Phyto Extractions Inc.)
Notes to the Consolidated Financial Statements
December 31, 2021, 2020 and the eight months ended December 31, 2019
(Expressed in Canadian dollars, except number of shares)

NOTE 4 - REVERSE ACQUISITION (continued)

For accounting purposes, Adastra was treated as an accounting parent company (legal subsidiary) and Arrowstar has been treated as the accounting subsidiary (legal parent) in these financial statements. As Adastra was deemed to be the acquirer for accounting purposes, its assets, liabilities, and operations since incorporation are included in these financial statements at their historical carrying values. Arrowstar's results of operations have been included from December 20, 2019.

December 20, 2019
Assets and (liabilities) of Arrowstar acquired	$
Cash	111,496
Receivables	10,802
Other assets	7,504
Accounts payable	(356,384)
Net liabilities acquired	(226,582)

Consideration paid in RTO of Arrowstar
Common shares (7,218,678 common shares at $0.15 fair value per share)	1,082,802

Listing expense	1,309,384

The Transaction was measured at the fair value of the shares that Adastra would have to issue to the shareholders of Arrowstar, to give the shareholders of Arrowstar the same percentage of equity interest in the combined entity that results from the reverse acquisition had it taken the legal form of Adastra acquiring Arrowstar.

NOTE 5 - ACQUISITION OF PERCEIVEMD

On August 10, 2021, the Company acquired all of the issued and outstanding shares of PerceiveMD.  At closing, the Company issued 2,513,720 common shares to the former shareholders of PerceiveMD at a share price on the date of acquisition of $0.80 per share for $2,010,976 and $10,000 in cash, for total consideration of $2,020,976.

PerceiveMD is a multidisciplinary, patient-focused center providing comprehensive assessments for medical cannabis and other therapies. The acquisition will allow the Company to generate revenue from providing cannabis under medical prescriptions.

The transaction has been accounted for as a business combination under IFRS 3 - Business Combinations. The allocation of the purchase consideration is as follows:

Assets acquired:	$
Cash	26,302
Accounts receivable	13,647
Corporate taxes receivable	26,000
65,949
Liabilities assumed:
Accounts payable and other accrued liabilities	(19,206)
Fair value of net assets acquired	46,743

Purchase consideration
Share consideration	2,010,976
Cash consideration	10,000
2,020,976
Identifiable intangible asset:
Patient relationships	414,000

Deferred tax liability	(112,000)
Goodwill	1,672,233

ADASTRA HOLDINGS LTD. (formerly Phyto Extractions Inc.)
Notes to the Consolidated Financial Statements
December 31, 2021, 2020 and the eight months ended December 31, 2019
(Expressed in Canadian dollars, except number of shares)

NOTE 5 - ACQUISITION OF PERCEIVEMD (continued)

The carrying value of the assets and liabilities acquired equates to fair value due to their short term nature, other than patient relationships (the "Patient Relationships") which are depreciated over their estimated useful economic lives.

The intangible assets are comprised of Patient Relationships with a fair value of $414,000. The fair value of the Patient Relationships was determined using the discounted cash flow method taking into account the future cashflows expected to be received from the current list of patients, adjusted to reflect attrition. The key assumptions used in the cash flow projection related to the Patient Relationships include: (1) a discount rate of 16%; (2) patient attrition rate of 20.00%; (3) number of patients of 3,492 at the acquisition date; (4) annual spending of $143 per patient, assumed to grow at a long term growth rate of 2% per year.

The goodwill generated as a result of this acquisition relates to other intangible assets that do not qualify for separate recognition.

Included in the consolidated statement of loss and comprehensive loss is $185,496 of revenue and $47,829 of income from PerceiveMD since the acquisition date of August 10, 2021. If the acquisition occurred on January 1, 2021, management estimates that revenue would have increased by $494,656 (unaudited) and net income would have been increased to approximately $127,545 (unaudited), respectively.

The Company's acquisition of PerceiveMD constitutes a related party transaction as Michael Forbes, Chief Executive Officer and a director of the Company is also a director and controlling shareholder of PerceiveMD.

NOTE 6 - ACQUISITION OF PHYTO BRANDCO

On September 15, 2021, the Company acquired all of the issued and outstanding shares of Phyto BrandCo, the owner of the intellectual property rights for the Phyto Extractions brand consisting of 21 registered trademarks. At closing, the Company issued 20,000,000 common shares to the former shareholders of Phyto BrandCo at a share price on the date of acquisition of $1.20 per share, for total consideration of $24,000,000.

Subsequent to the closing of the acquisition, the Company renegotiated the terms of the acquisition with the former shareholders of Phyto BrandCo due to certain conditions in the acquisition agreement not being met.  It was resolved that the consideration be amended from $24,000,000 to $12,000,000 by a voluntary return to treasury of 10,000,000 common shares.  As a result, the revised consideration is 10,000,000 common shares at a share price on the date of acquisition of $1.20 per share, for total consideration of $12,000,000.

Phyto BrandCo licenses its intellectual property to Canadian cannabis license holders and collects royalties by selling cannabis consumer packaged goods to provincial distributors and retailers.

ADASTRA HOLDINGS LTD. (formerly Phyto Extractions Inc.)
Notes to the Consolidated Financial Statements
December 31, 2021, 2020 and the eight months ended December 31, 2019
(Expressed in Canadian dollars, except number of shares)

NOTE 6 - ACQUISITION OF PHYTO BRANDCO (continued)

The transaction has been accounted for as a business combination under IFRS 3 - Business Combinations. The allocation of the purchase consideration is as follows:

Assets acquired:	$
Cash	301,966
Accounts receivable	255,154
Prepayments	19,500
Property and equipment	85,108
661,728
Liabilities assumed:
Accounts payable and other accrued liabilities	(434,252)
Lease liability	(34,665)
Fair value of net identifiable assets acquired	192,811

Purchase consideration
Share consideration	24,000,000
Shares to be cancelled	(12,000,000)
12,000,000
Identifiable intangible assets:
Trademarks	3,250,000

Deferred tax liability	(879,000)
Goodwill	9,436,189

The carrying value of the assets and liabilities acquired equates to fair value due to their short term nature, other than property and equipment and trademarks which are depreciated over their estimated useful economic lives.

Property and equipment acquired included $40,376 of right-of-use assets.

The intangible asset is comprised of trademarks (the "Trademarks") with a fair value of $3,250,000. The fair value of the Trademarks was determined using the relief from royalty method. The key assumptions used in the cash flow projection related to the asset include: (1) a discount rate of 12.50%; (2) royalty rate of 10.00% for the remaining period of the licensing agreement and 2.0% thereafter, and (3) annual net profit of the Licensee.

The goodwill generated as a result of this acquisition relates to other intangible assets that do not qualify for separate recognition.

The lease liability represents one lease with a fair value of $34,665 on the date of acquisition, which is the net present value of the minimum future lease payments determined using the following assumptions: (1) remaining number of payments - 36; (2) monthly payment - $1,119; and (3) incremental borrowing rate - 10%.

Included in the consolidated statement of loss and comprehensive loss is $385,119 of revenue and a loss of $130,535 from Phyto BrandCo since the acquisition date of September 15, 2021. If the acquisition occurred on January 1, 2021, management estimates that revenue would have increased by $1,320,407 (unaudited) and net income would have been increased to approximately $295,106 (unaudited), respectively.

ADASTRA HOLDINGS LTD. (formerly Phyto Extractions Inc.)
Notes to the Consolidated Financial Statements
December 31, 2021, 2020 and the eight months ended December 31, 2019
(Expressed in Canadian dollars, except number of shares)

NOTE 7 - AMOUNTS RECEIVABLE

As at December 31, 2021 and 2020, receivables consisted of the following:

	2021	2020
	$	$
Trade receivables, net of expected credit losses	1,441,601	971,102
Sales tax recoverable	36,211	1,578
Income tax receivable	20,000	-
	1,497,812	972,680

During the year ended December 31, 2021, the Company recorded a provision for expected credit losses against trade receivables in the amount of $134,083 (2020 - $nil, the eight months ended December 31, 2019 - $nil).

NOTE 8 - PREPAID EXPENSES AND DEPOSITS

	2021	2020
	$	$
Prepaid expenses	115,372	156,509
Deposits	34,756	-
	150,128	156,509

As at December 31, 2021, long-term deposits of $109,800 consist of security deposits held in trust for excise stamps and other deposits.

NOTE 9 - INVENTORY

As at December 31, 2021 and 2020, inventory consisted of the following:

	2021	2020
	$	$
Dried cannabis and hemp biomass	545,765	239,183
Production work in process - distillate	462,737	273,937
Extracted cannabis and hemp oils (finished goods)	819,671	908,117
	1,828,173	1,421,237

Inventory expensed to cost of sales in the year ended December 31, 2021 was $3,353,267 (2020 - $1,148,692, the eight months ended December 31, 2019 - $nil).

During the year ended December 31, 2021, the Company recognized $nil (2020 - $63,169, the eight months ended December 31, 2019 - $nil) in relation to the write down of slow moving inventory.

ADASTRA HOLDINGS LTD. (formerly Phyto Extractions Inc.)
Notes to the Consolidated Financial Statements
December 31, 2021, 2020 and the eight months ended December 31, 2019
(Expressed in Canadian dollars, except number of shares)

NOTE 10 - PROPERTY AND EQUIPMENT

	Land	Building	Furniture and equipment	Computer software	Laboratory equipment	Extraction equipment	Building improvements	Right-of-use asset	Total
	$	$	$	$	$	$	$	$	$
Cost
Balance, December 31, 2019	1,592,232	1,999,328	59,442	12,105	62,295	1,048,502	3,863,759	-	8,637,663
Additions	-	-	25,407	-	149,100	1,862,707	64,522	-	2,101,736
Balance, December 31, 2020	1,592,232	1,999,328	84,849	12,105	211,395	2,911,209	3,928,281	-	10,739,399
Acquisition of Phyto BrandCo	-	-	44,729	-	-	-	-	40,376	85,105
Additions	-	-	28,206	150,000	257,820	342,779	-	-	778,805
Impairment	-	-	-	(150,000)	-	-	-	-	(150,000)
Balance, December 31, 2021	1,592,232	1,999,328	157,784	12,105	469,215	3,253,988	3,928,281	40,376	11,453,309

Accumulated depreciation
Balance, December 31, 2019	-	122,679	7,467	-	-	-	-	-	130,146
Depreciation	-	93,832	12,936	1,816	20,527	296,978	146,101	-	572,190
Balance, December 31, 2020	-	216,511	20,403	1,816	20,527	296,978	146,101	-	702,336
Depreciation	-	99,968	19,621	2,056	77,662	576,919	196,416	3,365	976,007
Balance, December 31, 2021	-	316,479	40,024	3,872	98,189	873,897	342,517	3,365	1,678,343

Carrying value
Balance, December 31, 2020	1,592,232	1,782,817	64,446	10,289	190,868	2,614,231	3,782,180	-	10,037,063
Balance, December 31, 2021	1,592,232	1,682,849	117,760	8,233	371,026	2,380,091	3,585,764	37,011	9,774,966

During the year ended December 31, 2021, the Company allocated $825,783 (2020 - $479,490, the eight months ended December 31, 2019 - $nil) of depreciation to cost of sales and $150,224 (2020 - $92,700, the eight months ended December 31, 2019 - $78,172) to operating expense.

During the year ended December 31, 2021, the Company recognized an impairment expense of $150,000 (2020 - $nil, the eight months ended December 31, 2019 - $nil) related to a developing software for which no future economic benefits are expected to occur.

ADASTRA HOLDINGS LTD. (formerly Phyto Extractions Inc.)
Notes to the Consolidated Financial Statements
December 31, 2021, 2020 and the eight months ended December 31, 2019
(Expressed in Canadian dollars, except number of shares)

NOTE 11 - INTANGIBLE ASSETS

The following table summarizes the continuity of intangible assets for the years ended December 31, 2021 and 2020:

	Trademarks	Patient relationships	Total
	$	$	$
Cost
Balance, December 31, 2019 and 2020	-	-	-
Additions	3,250,000	414,000	3,664,000
Impairment	-	-	-
Balance, December 31, 2021	3,250,000	414,000	3,664,000

Accumulated depreciation
Balance, December 31, 2019 and 2020	-	-	-
Amortization	94,792	27,600	122,392
Balance, December 31, 2021	94,792	27,600	122,392

Carrying value
Balance, December 31, 2019 and 2020	-	-	-
Balance, December 31, 2021	3,155,208	386,400	3,541,608

During the year ended December 31, 2021, the Company acquired a total of $3,250,000 in trademarks (note 6). These trademarks have a useful life of 10 years and are measured at cost less accumulated amortization and impairment losses. These trademarks are amortized on a straight-line basis over their estimated useful lives. Useful lives, residual values, and amortization methods for intangible assets with finite useful lives are reviewed at least annually.

During the year ended December 31, 2021, the Company acquired a total of $414,000 in patient relationships (note 5). These relationships have a useful life of 5 years and are measured at cost less accumulated amortization and impairment losses. These relationships are amortized on a straight-line basis over their estimated useful lives. Useful lives, residual values, and amortization methods for intangible assets with finite useful lives are reviewed at least annually.

During the year ended December 31, 2021, the Company recognized no impairment expense related to the intangible assets (2020 - $nil).

ADASTRA HOLDINGS LTD. (formerly Phyto Extractions Inc.)
Notes to the Consolidated Financial Statements
December 31, 2021, 2020 and the eight months ended December 31, 2019
(Expressed in Canadian dollars, except number of shares)

NOTE 12 - GOODWILL

	2021	2020
	$	$
Opening balance	-	-
Addition - PerceiveMD acquisition (note 5)	1,672,233	-
Addition - Phyto BrandCo acquisition (note 6)	9,436,189	-
Ending balance	11,108,422	-

As at December 31, 2021, the Company assessed for impairment the goodwill recorded through the PerceiveMD acquisition. The Company performed a discounted cash flow analysis to determine PerceiveMD's CGU's value in use, which incorporated the following assumptions: (1) discount rate - 19.60%; (2) income tax rate - 27.00%; (3) conversion rate - range from 80.0% to 90.0%; (4) churn rate - range from 17.0% to 25.0%, and (5) Internal growth rate - range from 5.6% to 7.6% based on MSP revenues with an assumption of $143.0 per patient and certain government grants provided by expected patient count. The Company noted that the recoverable amount was greater than the carrying value and that no impairment was required as at December 31, 2021.

As at December 31, 2021, the Company assessed for impairment the goodwill recorded through the Phyto BrandCo acquisition. The Company performed a discounted cash flow analysis to determine Phyto BrandCo CGU's value in use, which incorporated the following assumptions: (1) discount rate - 13.00%; (2) income tax rate - 27.00%; and (3) sustaining working capital expenditure of 7% which is the financing cost of growth and is applied to the growth in income from operations annually. The Company noted that the recoverable amount was greater than the carrying value and that no impairment was required as at December 31, 2021.

NOTE 13 - ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

As at December 31, 2021 and 2020, accounts payables and accrued liabilities consisted of the following:

	2021	2020
	$	$
Accounts payable	1,408,210	987,614
Accrued liabilities	420,815	160,350
	1,829,025	1,147,964

NOTE 14 - LEASE LIABILITY

A summary of the Company's lease liability for the years ended December 31, 2021 and 2020 is as follows:

	2021	2020
	$	$
Opening balance	-	-
Additions - Phyto BrandCo acquisition	34,665	-
Interest	846	-
Repayments	(3,356)	-
Closing balance	32,155	-
Less: current portion	10,688	-
Long-term portion	21,467	-

On October 15, 2020, prior to being acquired by the Company, Phyto BrandCo entered into a four-year lease agreement for a promotional vehicle. The base monthly payment is $1,119 with an initial payment of $9,732. The incremental borrowing rate used to determine discount the lease liability was 10%.

ADASTRA HOLDINGS LTD. (formerly Phyto Extractions Inc.)
Notes to the Consolidated Financial Statements
December 31, 2021, 2020 and the eight months ended December 31, 2019
(Expressed in Canadian dollars, except number of shares)

NOTE 15 - MORTGAGE PAYABLE

	First Mortgage	Second Mortgage	Third Mortgage	Fourth Mortgage	Total
	$	$	$	$	$
Balance, December 31, 2019	2,437,175	-	-	-	2,437,175
New mortgage (refinancing)	(2,446,000)	2,446,000	-	-	-
Transaction costs	-	(18,345)	-	-	(18,345)
Interest expense	42,457	178,242	-	-	220,699
Repayments	(33,632)	(163,067)	-	-	(196,699)
Balance, December 31, 2020	-	2,442,830	-	-	2,442,830
New mortgage (refinancing)	-	(2,446,000)	-	3,500,000	1,054,000
Transaction costs	-	-	(18,345)	(42,778)	(61,123)
Interest expense	-	35,783	104,723	133,878	274,384
Repayments	-	(32,613)	(86,378)	(89,546)	(208,537)
Balance, December 30, 2021	-	-	-	3,501,554	3,501,554

(i) On January 7, 2019, the Company entered into a mortgage for $2,446,000 (the "First Mortgage") which bore interest at the rate of 8.25% per annum, calculated monthly. The First Mortgage matured on February 1, 2020 and was renewed as discussed below.

The carrying value of the First Mortgage at December 31, 2019 was $2,437,175. Included in mortgage payable on initial recognition were the related mortgage transaction costs of $50,755 which were amortized over the term of the First Mortgage using the effective interest rate method.

The Company maintained minimum interest-only payments of $16,816 per month in connection with the First Mortgage. Total interest expense of the First Mortgage during the year ended December 31, 2021 was $nil (2020 - $42,457, the eight months ended December 31, 2019 - $164,242).

(ii) On February 1, 2020, the Company renewed the First Mortgage of $2,446,000 (the "Second Mortgage") which bore interest at the rate of 8.00% per annum, calculated monthly. The Second Mortgage matured on February 1, 2021 and was renewed as discussed below.

The carrying value of the Second Mortgage payable as at December 31, 2020 was $2,442,830. Included in mortgage payable on initial recognition were the related mortgage transaction costs of $18,345 which were being amortized over the term of the Second Mortgage using the effective interest rate method.

The Company maintained minimum interest-only payments of $16,307 per month in connection with the Second Mortgage. Total interest expense of the Second Mortgage during the year ended December 31, 2021 was $35,783 (2020 - $178,242, the eight months ended December 31, 2019 - $nil).

(iii) On February 1, 2021, the Company renewed the Second Mortgage of $2,446,000 (the "Third Mortgage") which bears interest at the rate of 8.00% per annum, calculated monthly. The Third Mortgage matures on February 1, 2022, can be repaid before maturity without penalty and is secured by the mortgage property and building improvements. The Third Mortgage payable was recorded at amortized cost (principal value less $18,345 transaction costs).

On July 9, 2021, the Third Mortgage was refinanced (see below). As a result, the carrying value of the Third Mortgage payable at December 31, 2021 was $nil (2020 - $nil).

Until refinancing, the Company maintained minimum interest-only payments of $16,307 per month. Total interest  expense during the year ended December 31, 2021 was $104,723 (2020 and the eight months ended December 31, 2019 - $nil).

ADASTRA HOLDINGS LTD. (formerly Phyto Extractions Inc.)
Notes to the Consolidated Financial Statements
December 31, 2021, 2020 and the eight months ended December 31, 2019
(Expressed in Canadian dollars, except number of shares)

NOTE 15 - MORTGAGE PAYABLE

(iv) On July 9, 2021, the Company refinanced the Third Mortgage and increased the facility to $3,500,000 (the "Fourth Mortgage") which bears interest at the rate of 6.50% per annum, calculated monthly for one year. The mortgage has a maturity date of July 1, 2022 and is secured by the mortgage property and building improvements. The Fourth Mortgage payable was recorded at amortized cost (principal value less $42,778 transaction costs). The carrying value of the Fourth Mortgage at December 30, 2021 was $3,501,554.

The Company maintains minimum interest-only payments of $18,958 per month. As at December 31, 2021 the total non-discounted remaining scheduled payments related to the mortgage including interest payments totaled $3,613,750. Total interest  expense during the year ended December 31, 2021 was $133,878 (2020 and the eight months ended December 31, 2019 - $nil).

NOTE 16 - CONVERTIBLE DEBENTURES

On October 31, 2019, the Company closed a 2,353,333 convertible debenture unit offering at a price of $1.35 per debenture unit for gross proceeds $3,177,000. Each debenture consisted of a 12% secured convertible debenture with a maturity of two years from the date of issuance. If the holder converted their debenture unit, they were entitled to one common share and one share purchase warrant exercisable at $2.25 per share two years from the date of the convertible debenture closing October 31, 2021 at the holder's discretion.

If the closing price of the Common Shares of the Company was higher than $3.00 for any 10 consecutive trading days, the expiry date of the Warrants may be accelerated to the 30th day after the date of a news release announcing such acceleration. The debentures were secured to the facility subordinate to the mortgage currently on the facility.

As the debentures were convertible into units, the liability and equity components were presented separately on the consolidated statement of financial position. The initial carrying amount of the financial liability was determined by discounting the stream of future payments of interest and principal at a market interest rate of 16% totaling $2,878,539. Using the residual method, the carrying amount of the conversion feature is the difference between the principal amount and the initial carrying value of the financial liability. The equity component was recorded in debenture reserves on the consolidated statement of financial position totaling $298,461. The debentures, net of the equity components were accreted using the effective interest method over the term of the debentures, such that the carrying amount of the financial liability was equal to the principal balance at maturity.

During the year ended December 31, 2020, the Company settled principal plus accrued interest of $3,418,390 relating to the debentures through the issuance of 2,532,140 units. Accordingly, the Company reallocated $298,461 from debenture reserves to share capital.

During the year ended December 31, 2021, the Company recorded interest expense of $nil, (2020 - $169,552, the eight months ended December 31, 2019 - $63,713) and accretion expense of $nil (2020 - $58,405, the eight months ended December 31, 2019 - $13,259).

ADASTRA HOLDINGS LTD. (formerly Phyto Extractions Inc.)
Notes to the Consolidated Financial Statements
December 31, 2021, 2020 and the eight months ended December 31, 2019
(Expressed in Canadian dollars, except number of shares)

NOTE 17 - SHARE CAPITAL

(a) Authorized

Unlimited number of voting common shares without par value.

(b) Issued share capital

As at December 31, 2021, 65,970,547 common shares were issued and outstanding.

(c) Share issuances

During the year ended December 31, 2021, the Company had the following share transactions:

(i) On August 10, 2021, the Company issued 2,513,720 common shares at $0.80 per share for a total consideration of $2,010,976 pursuant to the acquisition of PerceiveMD (note 5).

(ii) On September 15, 2021, the Company issued 20,000,000 common shares at $1.20 per share for total consideration of $24,000,000 pursuant to the acquisition Phyto BrandCo. Subsequent to the closing of the acquisition, the Company renegotiated terms of the acquisition with the former shareholders of Phyto BrandCo due to certain conditions in the acquisition agreement not being met.  It was resolved that the consideration be amended from $24,000,000 to $12,000,000 by a voluntary return to treasury of 10,000,000 common shares (note 6).

(iii) On October 18, 2021, the Company completed a non-brokered private placement whereby the Company issued 122,727 units at a price of $1.10 per unit for gross proceeds of $135,000 (note 17(g)). Each unit is comprised of one common share and one transferrable common share purchase warrant with each warrant entitling the holder thereof to acquire one common share at a price of $1.75 per share for two years from the date of the closing. The $131,318 fair value of the 122,727 shares issued was determined based on the Company's share price of $1.07 on the grant date, and the residual value of $3,682 was allocated to warrants reserves. The warrants are subject to an acceleration provision whereby if the daily closing price of the common shares closes at or above $2.00 per share for 50 consecutive trading days, then the Company may accelerate the expiration date of the warrants to the date that is 30 trading days from the date that notice of such acceleration is given via news release. From and after the new accelerated expiration date, no warrants may be exercised, and all unexercised warrants would be void.

During the year ended December 31, 2020, the Company had the following share transactions:

(i) On January 17, 2020, the Company issued 189,934 units on conversion of $250,000 of principal and $6,411 of accrued interest on the convertible debenture. Each unit consists of one common share of the Company and one share purchase warrant exercisable at $2.25 for two years from the date of conversion. No value was attributed to the warrant component of the units issued.

(ii) On January 27, 2020, the Company issued 266,760 units on conversion of $350,000 of principal and $10,126 of accrued interest on the convertible debenture. Each unit consists of one common share of the Company and one share purchase warrant exercisable at $2.25 for two years from the date of conversion. No value was attributed to the warrant component of the units issued.

(iii) On July 10, 2020, the Company issued 200,589 units on conversion of $250,000 of principal and $20,795 of accrued interest on the convertible debenture. Each unit consists of one common share of the Company and one share purchase warrant exercisable at $2.25 for two years from the date of conversion. No value was attributed to the warrant component of the units issued.

(iv) On July 13, 2020, the Company completed a non-brokered private placement whereby 3,882,667 units were issued at a price of $0.90 per unit for gross proceeds of $3,494,400. Each unit consists of one common share and one common share purchase warrant with each warrant exercisable into one common share at an exercise price of $1.50 until July 13, 2022.

ADASTRA HOLDINGS LTD. (formerly Phyto Extractions Inc.)
Notes to the Consolidated Financial Statements
December 31, 2021, 2020 and the eight months ended December 31, 2019
(Expressed in Canadian dollars, except number of shares)

NOTE 17 - SHARE CAPITAL (continued)

In conjunction with the financing, finders' fees of $21,600 in cash were paid and 24,067 compensation options (each a "Compensation Option") were granted. Each Compensation Option entitles the holder to purchase a unit on the same terms as the offering for a period of two years from the date of issuance.

Each underlying common share purchase warrant (a "Compensation Option Warrant") will be subject to the same terms as the warrants attached to the units sold in the financing. If the Compensation Option Warrants are accelerated prior to the exercise of the Compensation Option, each Compensation Option Warrant will expire 30 days after the date of exercise of the Compensation Option. The fair value of the Compensation Option was $38,500 ($1.59 per Compensation Option) and was recognized as a share issuance cost. The fair value of the Compensation Options was estimated using the Black-Scholes option pricing model using the following assumptions: risk-free interest rate of 0.28%, annualized volatility of 100%, expected dividend yield of nil%, and an expected life of 2 years.

Additionally, the Company settled services and outstanding indebtedness of $543,715 through the issuance of 647,385 common shares at a fair value price of $0.84 per common share. The common shares issued in connection with the services and debt settlement are subject to a hold period that expires four months and one day from the date of issuance.

(v) On July 16, 2020, the Company issued 759,605 units on conversion of $945,000 of principal and $80,467 of accrued interest of the convertible debenture. Each unit consists of one common share of the Company and one share purchase warrant exercisable at $2.25 for two years from the date of conversion. No value was attributed to the warrant component of the units issued.

(vi) On July 28, 2020, the Company issued 953,564 units on conversion of $1,182,000 of principal and $105,311 of accrued interest of the convertible debenture. Each unit consists of one common share of the Company and one share purchase warrant exercisable at $2.25 for two years from the date of conversion. No value was attributed to the warrant component of the units issued.

(vii) On August 5, 2020, the Company issued 161,688 units on conversion of $200,000 of principal and $18,279 of accrued interest of the convertible debenture. Each unit consists of one common share of the Company and one share purchase warrant exercisable at $2.25 for two years from the date of conversion. No value was attributed to the warrant component of the units issued.

During the year ended December 31, 2019, the Company had the following share transactions:

(i) On December 20, 2019, the Company closed 1,964,152 unit offering at a price of $1.35 per unit for gross proceeds of $2,651,605, with each unit consisting of one (1) common share of the Company and one underlying share purchase warrant exercisable at $1.80 for three years from the date of closing December 20, 2022. The warrants were given a value of $nil using the residual value method.

(d) Escrow shares

The Company entered into an Escrow Agreement in connection with closing the RTO on December 20, 2019, in relation to certain of its common shares which were placed in escrow. Pursuant to the Escrow Agreement the escrowed common shares are subject to a timed-release schedule whereby a 10% portion of the escrow shares will be released beginning on listing date, and 15% every six months thereafter until January 6, 2023.

As at December 31, 2021, 4,635,001 common shares were held in escrow (2020 - 6,500,000, 2019 - 8,666,667).

ADASTRA HOLDINGS LTD. (formerly Phyto Extractions Inc.)
Notes to the Consolidated Financial Statements
December 31, 2021, 2020 and the eight months ended December 31, 2019
(Expressed in Canadian dollars, except number of shares)

NOTE 17 - SHARE CAPITAL (continued)

(e) Stock options

The Company has an incentive stock option plan (the "Plan") which provides for the granting of options. Under the Plan the maximum number of stock options issued cannot exceed 10% of the Company's currently issued and outstanding common shares. Options granted under the Plan may have a maximum term of ten years. A participant, who is not a consultant conducting investor relations activities, who is granted an option that is exercisable at the market price at the date of grant, will have their options vest immediately, unless otherwise determined by the Board of Directors. Options granted at below market prices will vest one-sixth every three months.

A participant who is a consultant conducting investor relations activities who is granted an option under the Plan will become vested with the right to exercise one-quarter of the option upon conclusion of every three months subsequent to the grant date. All options are to be settled by physical delivery of shares.

During the year ended December 31, 2021, the Company, the Company had the following grants:

(i) On August 4, 2021, the Company granted 33,333 stock options with exercise price of $1.35 to certain Directors, Officers, employees, and consultants. The options expire in five years from the date of grant and vest immediately. The fair value of these options was $19,456 ($0.584 per option) and was recognized as a share-based payment expense.

(ii) On October 25, 2021, the Company granted an aggregate of 900,000 stock options to certain directors and officers for the purchase of up to 900,000 common shares at a price of $1.06 per share. Each stock option is exercisable for a period of five years. The fair value of these options was $718,762 ($0.799 per option) and was recognized as a share-based payment expense.

(iii) On October 28, 2021, the Company granted an aggregate of 215,000 stock options to certain employees and a consultant for the purchase of up to 215,000 common shares at a price of $0.95 per share. Each stock option is exercisable for a period of five years. The fair value of these options was $152,305 ($0.708 per option) and was recognized as a share-based payment expense.

During the year ended December 31, 2020, the Company had the following grants:

(i) On January 30, 2020, the Company granted 2,523,333 stock options with exercise price of $1.35 to certain Directors, Officers, employees, and consultants. The options expire in five years from the date of grant and vest immediately. The fair value of these options was $2,537,300 ($1.02 per option) and was recognized as a share-based payments.

(ii) On June 1, 2020, the Company granted 66,667 stock options with exercise price of $1.35 to an employee. The options expire two years from the date of grant and vest immediately. The fair value of these options was $22,200 ($0.33 per option) and was recognized as share-based payments.

(iii) On August 5, 2020, the Company granted 1,616,667 stock options with exercise price of $2.34 to certain Directors, Officers, employees, and consultants. The options expire in five years from the date of grant and vest immediately. The fair value of these options was $2,813,800 ($1.74 per option) and was recognized as a share-based payments.

ADASTRA HOLDINGS LTD. (formerly Phyto Extractions Inc.)
Notes to the Consolidated Financial Statements
December 31, 2021, 2020 and the eight months ended December 31, 2019
(Expressed in Canadian dollars, except number of shares)

NOTE 17 - SHARE CAPITAL (continued)

The fair value of the stock options granted during the years ended December 31, 2021, 2020, and the eight months ended December 31, 2019 was estimated using the Black-Scholes option pricing model using the following assumptions:

	2021	2020
Risk-free interest rate	0.71 - 1.42%	0.34 - 1.29%
Annualized volatility	100%	100%
Expected dividend yield	0.00%	0.00%
Expected life	5 years	2 - 5 years

A summary of the changes in the Company's stock options outstanding and exercisable is as follows:

	Stock options outstanding and exercisable	Weight average exercise price
	#	$
As at December 31, 2019	-	-
Granted	4,206,667	1.73
Cancelled	(40,000)	1.35
As at December 31, 2020	4,166,667	1.73
Granted	1,148,333	1.05
Cancelled	(1,599,999)	1.89
As at December 31, 2021	3,715,001	1.45

As at December 31, 2020	4,166,667	1.73
As at December 31, 2021	3,715,001	1.45

As at December 31, 2021, the Company had stock options outstanding and exercisable as follows:

Options outstanding and exercisable	Weighted average exercise price	Expiry date	Weighted average remaining life (years)
#	$
66,667	1.35	June 1, 2022	0.67
1,750,001	1.35	January 30, 2025	3.34
750,000	2.34	August 5, 2025	3.85
33,333	1.35	August 5, 2026	4.85
900,000	1.06	October 25, 2026	4.82
215,000	0.95	October 28, 2026	4.83
3,715,001	1.45		3.68

(f) Compensation options

As at December 31, 2021, the Company has 24,067 compensation options outstanding and exercisable. These options have an exercise price of $0.50 and expire on July 13, 2022.

ADASTRA HOLDINGS LTD. (formerly Phyto Extractions Inc.)
Notes to the Consolidated Financial Statements
December 31, 2021, 2020 and the eight months ended December 31, 2019
(Expressed in Canadian dollars, except number of shares)

NOTE 17 - SHARE CAPITAL (continued)

(g) Warrants

As an incentive to complete a private placement the Company may issue units which include common shares and common share purchase warrants. Using the residual value method, the Company determines whether a value should be allocated to the warrants attached to private placement units. Finders' warrants may be issued as a private placement share issue cost and are valued using the Black-Scholes option pricing model.

The fair value of the warrants granted during the years ended December 31, 2021, 2020, and the eight months ended December 31, 2019 was estimated using the Black-Scholes option pricing model using the following assumptions:

	2021	2020	2019
Risk-free interest rate	0.88%	N/A	N/A
Annualized volatility	100%	N/A	N/A
Expected dividend yield	0.00%	N/A	N/A
Expected life	2 years	N/A	N/A

A summary of the changes in the Company's warrants outstanding and exercisable is as follows:

	Warrants outstanding and exercisable	Weight average exercise price
	#	$
As at inception	-	-
Issued	2,470,552	2.19
As at December 31, 2019	2,470,552	2.19
Issued	6,414,807	1.80
Exercised	(42,967)	1.80
Expired	(506,400)	2.76
As at December 31, 2020	8,335,992	1.86
Issued	122,727	1.75
As at December 31, 2021 and 2020	8,458,719	1.86

As at December 31, 2021, the Company had warrants outstanding and exercisable as follows:

Warrants outstanding and exercisable	Weighted average exercise price	Expiry date	Weighted average remaining life (years)
#	$
189,934	2.25	January 17, 2022	0.05
266,760	2.25	January 27, 2022	0.07
200,589	2.25	July 10, 2022	0.52
3,882,667	1.50	July 13, 2022	0.53
759,605	2.25	July 16, 2022	0.54
953,564	2.25	July 28, 2022	0.57
161,688	2.25	August 5, 2022	0.59
1,921,185	1.80	December 19, 2022	0.97
122,727	1.75	October 18, 2023	1.80
8,458,719	1.86		0.63

ADASTRA HOLDINGS LTD. (formerly Phyto Extractions Inc.)
Notes to the Consolidated Financial Statements
December 31, 2021, 2020 and the eight months ended December 31, 2019
(Expressed in Canadian dollars, except number of shares)

NOTE 18 - RELATED PARTY TRANSACTIONS

Key management personnel are those having the authority and responsibility for planning, directing, and controlling the Company. There were no loans to key management personnel or Directors, or entities over which they have control or significant influence during the years ended December 31, 2021, or 2020.

During the year ended December 31, 2021, 933,333 options were granted (2020 - 1,933,333, the eight months ended December 31, 2019 - $nil) to Officers and Directors having a fair value on grant of $738,219 (2020 - $2,531,999, the eight months ended December 31, 2019 - $nil).

The following related parties transacted with the Company or Company controlled entities ended December 31, 2021, 2020 and the eight months ended December 31, 2019:

(i) Andrew Hale was a Director and the Company's President and CEO. He resigned on March 1, 2021.

(ii) Blaine Bailey was a Director and Chairman of the Company's Audit Committee. He resigned on March 26, 2021.

(iii) Stephen Brohman was the Company's CFO. He is a principal of Donaldson Brohman Martin CPA Inc. ("DBM CPA") a firm in which he has significant influence. DBM CPA provided the Company with CFO, accounting and tax services. Stephen Brohman resigned on July 14, 2021.

(iv) George Routhier is a Company Director. He is the owner of Pipedreemz Inc. ("Pipedreemz"), which provides advisory services to the Company.

(v) Michael Forbes is a Director and the Company's President and CEO. He was appointed on April 29, 2021 and is the owner of MDC Forbes, which provides CEO services to the Company.

(vi) Donald Dinsmore was a Director and the Company's COO. He was appointed on April 29, 2021 and left the Company on February 22, 2022.

(vii) Oliver Foeste is the Company's CFO. He was appointed on July 14, 2021 and is the Managing Partner of Invictus Accounting Group LLP which provides the Company with CFO, accounting and tax services.

(viii) Paul Morgan is the Company's Director. He was appointed on July 14, 2021.

The aggregate value of transactions with key management personnel and Directors and entities over which they have control or significant influence during the years ended December 31, 2021, 2020, and the eight months ended December 31, 2019 were as follows:

	2021	2020	2019
	$	$	$
Andrew Hale	134,666	180,091	120,115
DBM CPA	61,091	150,900	107,298
Donald Dinsmore	172,535	-	-
Invictus Accounting Group LLP	74,518	-	-
MDC Forbes	40,000	-	-
Pipedreemz	-	2,500	17,500
	482,810	333,491	244,913

In addition to the above, the Company's acquisition of PerceiveMD constitutes a related party transaction as Michael Forbes, was also a Director and controlling shareholder of PerceiveMD prior to the transaction (note 5).

As at December 31, 2021 and 2020, the Company had an outstanding accounts payable balance with related parties as follows:

	2021	2020
	$	$
DBM CPA	-	12,915
Donald Dinsmore	50,000	-
Invictus Accounting Group LLP	8,933	-
MDC Forbes	10,500	-
Michael Forbes	1,188	-
	70,621	12,915

ADASTRA HOLDINGS LTD. (formerly Phyto Extractions Inc.)
Notes to the Consolidated Financial Statements
December 31, 2021, 2020 and the eight months ended December 31, 2019
(Expressed in Canadian dollars, except number of shares)

NOTE 18 - RELATED PARTY TRANSACTIONS (continued)

All related party balances are unsecured and are due within thirty days without interest and incurred in the normal course of business.

The transactions with the key management personnel and Directors are included in operating expenses as follows:

(a) Consulting fees

Includes advisory services of George Routhier, charged to the Company via Pipedreemz, and CEO services by Michael Forbes, charged to the Company via MDC Forbes.

(b) Professional fees

Includes accounting and tax services of the Company's former CFO, Stephen Brohman, charged to the Company via DBM CPA and accounting services of the Company's new CFO, Oliver Foeste, charged to the Company via Invictus Accounting Group LLP.

(c) Wages and salaries

Includes services by Andrew Hale as the prior CEO, and Donald Dinsmore as prior COO.

NOTE 19 - INCOME TAXES

Income tax expense differs from the amount that would result by applying the combined Canadian federal and provincial income tax rates to net income before income taxes. The statutory rate in Canada was 27% for the year ended December 31, 2021 (2020 - 27%, the eight months ended December 31, 2019 - 27%).

	2021	2020
	$	$
Loss for the period	(2,764,939)	(7,615,864)
Combined federal and provincial statutory income tax rates	27%	27%

Expected income tax (recovery)	(747,000)	(2,056,000)
Change in statutory rates and other	(37,000)	(61,000)
Permanent differences	244,000	1,439,000
Adjustment to prior years provision versus statutory tax returns	34,000	(18,000)
Change in unrecognized deductible temporary differences	491,000	696,000
Total income tax recovery	(15,000)	-

Current income tax expense	16,000	-
Deferred tax (recovery)	(31,000)	-

ADASTRA HOLDINGS LTD. (formerly Phyto Extractions Inc.)
Notes to the Consolidated Financial Statements
December 31, 2021, 2020 and the eight months ended December 31, 2019
(Expressed in Canadian dollars, except number of shares)

NOTE 19 - INCOME TAXES (continued)

Deductible temporary differences

The components of the Company's unrecognized deferred tax assets and liabilities are as follows as at December 31, 2021 and 2020:

	2021	2020
	$	$
Deferred tax assets (liabilities)
Property equipment and other	487,000	185,000
Intangible assets	(956,000)	-
Non-capital losses available for future period	1,222,000	1,037,000
	753,000	1,222,000
Less: unrecognized deferred tax assets	(1,713,000)	(1,222,000)

Deferred tax liability	(960,000)	-

The significant components of the Company's temporary differences, unused tax credits and unused tax losses that have not been included on the consolidated statement of financial position are as follows:

	December 31, 2021	Expiry Date Range	December 31, 2020	Expiry Date Range
	$		$
Temporary differences
Property equipment and other	1,820,000	No expiry date	683,000	No expiry date
Non-Capital losses	4,529,000	2038 to 2041	3,840,000	2038 to 2040

The Company has non-capital losses, for which deductions against future taxable income are uncertain, of approximately $4,529,000 (2020 - $3,840,000) which, if not utilized, will expire from 2038 through 2041. Tax attributes are subject to review, and potential adjustment, by tax authorities.

NOTE 20 - SUPPLEMENTAL CASH FLOW INFORMATION

	2021	2020	2019
	$	$	$
Non-cash financing activities
Conversion of convertible debentures - debenture reserves	-	298,461	-
Convertible debentures - settlement	-	(3,418,390)	-
Convertible debentures - reserves	-	(70,814)	298,461
Share issuance costs - Compensation Options	-	(38,500)	-

Non-cash investing activities
Equipment purchases included in accounts payable and accrued liabilities	197,726	274,692	385,894
Shares issued for debt settlement	-	411,924	-

During the years ended December 31, 2021, 2020, and the eight months ended December 31, 2019 no amounts were paid for income tax expense.

ADASTRA HOLDINGS LTD. (formerly Phyto Extractions Inc.)
Notes to the Consolidated Financial Statements
December 31, 2021, 2020 and the eight months ended December 31, 2019
(Expressed in Canadian dollars, except number of shares)

NOTE 21 - FINANCIAL RISK MANAGEMENT

(a) Capital management

The Company defines capital as the components of shareholders' equity. The Company's objectives when managing capital are to support further advancement of the Company's business objectives, as well as to ensure that the Company is able to meet its financial obligations as they come due.

The Company manages its capital structure to maximize its financial flexibility making adjustments to it in response to changes in economic conditions and the risk characteristics of the underlying assets and business opportunities. The Company relies on the expertise of the Company's management to sustain the future development of the business. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company's approach to capital management during the year ended December 31, 2021. The Company is not subject to externally imposed capital requirements.

(b) Financial instruments - fair value

The Company's financial instruments consist of cash, trade receivables, deposits, accounts payable and accrued liabilities, mortgage payable, lease liability and loan payable.

As at December 31, 2021, the carrying values of cash, amounts receivable, accounts payable and accrued liabilities approximated their fair value because of the short-term nature of these instruments.

Financial instruments measured at fair value on the consolidated statements of financial position are summarized into the following fair value hierarchy levels:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

(c) Financial instruments - risk

The Company's financial instruments are exposed to certain financial risks, including credit risk, liquidity risk and interest rate risk.

Credit risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes amounts owed to the Company by these counterparties, less any amounts owed to the counterparty by the Company where a legal right of offset exists and also includes the fair values of contracts with individual counterparties which are recorded in the consolidated financial statements.

The Company's credit risk is predominantly related to cash balances held in financial institutions and accounts receivable. The maximum exposure to credit risk is equal to the carrying value of such financial assets. At December 31, 2021, the Company expects to recover the full amount of such assets having already incurred a bad debt expense in relation to accounts receivable during the year.

The objective of managing counterparty credit risk is to minimize potential losses in financial assets. The Company assesses the quality of its counterparties, taking into account their credit worthiness and reputation, past performance and other factors.

ADASTRA HOLDINGS LTD. (formerly Phyto Extractions Inc.)
Notes to the Consolidated Financial Statements
December 31, 2021, 2020 and the eight months ended December 31, 2019
(Expressed in Canadian dollars, except number of shares)

NOTE 21 - FINANCIAL RISK MANAGEMENT (continued)

Cash is only deposited with or held by major financial institutions where the Company conducts its business.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with financial liabilities as they come due. The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements.

As at December 31, 2021, the Company had a cash balance of $744,541 and current liabilities of $5,341,267 (December 31, 2020 - $1,145,461 and $3,590,794 respectively).

Interest rate risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The Company's mortgage payable, and lease liability carry fixed interest rates and as such, the Company is not exposed to interest rate risk.

Foreign currency risk

Foreign currency risk derives from fluctuations in exchange rates between currencies when transacting business in multiple currencies. The Company's business is substantially all conducted in Canadian dollars so it is not subject to any significant foreign currency risk.

Economic dependence

Economic dependence risk is the risk of reliance upon a select number of customers which significantly impact the financial performance of the Company. During the year ended December 30, 2021, two customers represented approximately 99% of the Company's revenue (2020 - three customers' representing 79%,16% and 5% of revenue).

NOTE 22 - COMMITMENTS AND CONTINGENCIES

A summary of undiscounted liabilities and future operating commitments as at December 31, 2021, are as follows:

	Total	Within 1 year	2 - 5 years
	$	$	$
Maturity analysis of financial liabilities
Accounts payable and accrued liabilities	1,829,025	1,829,025	-
Mortgage payable	3,500,000	3,500,000	-
Lease liability	36,912	13,423	23,489
Government loan	60,000	-	60,000
	5,425,937	5,342,448	83,489

NOTE 23 - SEGMENTED INFORMATION

Reportable segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources, and in assessing performance. The Company has a single reportable segment: the provision of goods and services to the cannabis industry in Canada. All the Company's revenues are generated in Canada, and its non-current assets are located in Canada.

ADASTRA HOLDINGS LTD. (formerly Phyto Extractions Inc.)
Notes to the Consolidated Financial Statements
December 31, 2021, 2020 and the eight months ended December 31, 2019
(Expressed in Canadian dollars, except number of shares)

NOTE 24 - SUBSEQUENT EVENTS

(i) On January 6, 2022, 1,300,000 shares were released from escrow.